08002527

ADITYA BIRLA GROUP

Ref: AM:PVK:1307:2008

Date:- 30th April, 2008

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

SUPPL

SEC Mail Processing Section
MAY 05 2008
Washington, DC
104

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub:- **Publication of Unaudited Financial Results (Provisional) for the 4th Quarter ended on 31st March, 2008.**

We are sending herewith a Statement showing the "**Unaudited Financial and Segment Results**" (Provisional) of the Company for the Fourth Quarter ended on 31st March, 2008, which are approved at the Meeting of the Board of Directors of the Company held on today.

Also find enclosed a Copy of the Press Release.

We hope you will find this in order.

Thanking you,

Yours faithfully,
For Hindalco Industries Limited

ANIL MALIK
Asst. Vice-President &
Company Secretary

PROCESSED
MAY 2 0 2008
THOMSON REUTERS

Encl:- as above

HINDALCO INDUSTRIES LIMITED

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST MARCH, 2008

(Rupees in Million)

	Particulars	Quarter ended 31/03/2008 (Unaudited)	Quarter ended 31/03/2007 (Unaudited)	Year ended 31/03/2008 (Unaudited)	Year ended 31/03/2007 (Audited)
1	**Net Sales & Operating Revenues**	**50,102**	**47,489**	**192,010**	**183,130**
2	**Other Income**	**1,442**	**1,233**	**4,929**	**3,701**
3	**Total Income**	**51,544**	**48,722**	**196,939**	**186,831**
4	**Expenditure**	**43,651**	**38,566**	**163,877**	**149,361**
	(a). (Increase)/Decrease in Stock	(3,054)	3,612	(1,327)	(4,425)
	(b). Consumption of Raw Materials	34,455	23,423	120,474	111,119
	(c). Purchase of Traded Goods	164	96	925	230
	(d). Employees Cost	1,841	1,465	6,212	5,196
	(e). Power and Fuel	5,370	4,297	19,108	18,486
	(f). Depreciation	1,516	1,576	5,878	6,381
	(g). Other Expenditure	3,359	4,097	12,607	12,374
5	**Interest & Finance Charges**	**988**	**577**	**2,806**	**2,424**
6	**Profit before Tax**	**6,905**	**9,579**	**30,256**	**35,046**
7	**Tax Expenses**	**(3,865)**	**2,366**	**1,647**	**9,403**
	(a). Current Year	1,542	2,366	7,054	9,403
	(b). Adjustment for earlier years (Net)	(5,407)	-	(5,407)	-
8	**Net Profit**	**10,770**	**7,213**	**28,609**	**25,643**
9	**Paid-up Equity Share Capital**				
	(Face Value : Re 1/- per Share)	**1,226**	**1,043**	**1,226**	**1,043**
10	**Reserves**				**123,137**
11	**Earning Per Share (EPS)**				
	(a). Basic EPS (Rs.)	**8.78**	**7.32**	**24.51**	**25.52**
	(b). Diluted EPS (Rs.)	**8.73**	**7.32**	**24.38**	**25.52**
12	**Public Shareholding**				
	(a). Number of shares			841,522,988	845,583,773
	(b). Percentage of shareholding			68.58%	72.94%

HINDALCO INDUSTRIES LIMITED

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED
UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

Particulars	Quarter ended 31/03/2008 (Unaudited)	Quarter ended 31/03/2007 (Unaudited)	Year ended 31/03/2008 (Unaudited)	Year ended 31/03/2007 (Audited)
1. Segment Revenue				
(a) Aluminium	18,557	20,424	71,449	73,444
(b) Copper	31,548	27,112	120,655	109,776
	50,105	47,536	192,104	183,220
Less: Inter Segment Revenue	(3)	(47)	(94)	(90)
Net Sales & Operating Revenues	**50,102**	**47,489**	**192,010**	**183,130**
2. Segment Results				
(a) Aluminium	5,448	7,902	24,231	29,292
(b) Copper	1,710	1,365	5,034	5,171
	7,158	9,267	29,265	34,463
Less: Interest & Finance Charges	(988)	(577)	(2,806)	(2,424)
	6,170	8,690	26,459	32,039
Add: Other un-allocable Income net of un-allocable expenses	735	889	3,797	3,007
Profit before Tax	**6,905**	**9,579**	**30,256**	**35,046**
3. Capital Employed				
(a) Aluminium	80,083	74,511	80,083	74,511
(b) Copper	53,967	49,307	53,967	49,307
	134,050	123,818	134,050	123,818
Un-allocable/ Corporate	139,485	85,181	139,485	85,181
Total Capital Employed	**273,535**	**208,999**	**273,535**	**208,999**

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

Notes:

1. Upon receipt of all requisite approvals, Indian Aluminium Company, Limited, a subsidiary of the Company, has been amalgamated with the Company with effect from 1st April, 2007. Accordingly, the figures of current quarter and year ended 31st March, 2008 are not comparable with those of the corresponding previous periods.

2. The Company raised Rs.22,195 million from a rights issue in January 2006. The issue was made to part finance various brownfield and greenfield projects.

   The brownfield expansions of Muri Alumina and Hirakud Aluminum are in the final stages of commissioning. However the Belgaum Alumina project could not be started due to non-allotment of bauxite mines. The greenfield projects namely Aditya Aluminum and Utkal Alumina are at various stages of implementation but have been delayed due to delay in securing regulatory approvals.

   The proceeds of the rights issue aggregating to Rs.22,195 million have been utilized for the purpose of defraying issue related expenses of Rs.366 million and subscription to shares of a subsidiary company to the extent of Rs. 3,935 million while the balance amount is temporarily invested in short term liquid securities.

   As per SEBI (DIP) Guidelines read with clause 43 and 43(A) of the listing agreement, the project monitoring report submitted by the Monitoring Agency has been reviewed by the Audit Committee at its meeting held on 30th April, 2008.

3. Adjustment for earlier years (net) under Tax Expenses includes write back of provision for tax resulting from change in estimation of tax liability on progress in tax assessments.

4. In pursuance of announcement dated 29th March, 2008 of the Institute of Chartered Accountants of India on Accounting for Derivatives, mark to market losses on outstanding derivative instruments as on 31st March, 2008 stood at Rs. 220 million, arising from hedging transactions undertaken by the Company for its commodities and foreign currency related exposures. The Company does not hold or issue derivative financial instruments for trading or speculative purposes and all the derivative entered into by the Company are to mitigate or offset the risks that arise from their normal business activities only. The above mark to market loss is expected to flow back through future cash flows. The Company intends to go for early adoption of AS 30 on Financial Instruments: Recognition and Measurement which will take some time on account of associated complexities and documentation requirements. Pending adoption of AS 30, the Company has not provided for the losses on mark to market basis.

5. Disclosure relating to number of complaints from investors during quarter -

Pending as on 1st January, 2008	Received	Resolved	Pending as on 31st March, 2008
0	24	24	0

6. Figures of previous periods have been regrouped wherever found necessary.

7. The above results have been reviewed by the Audit Committee and have been taken on record at the meeting of the Board of Directors held on Wednesday, 30th April, 2008. Limited Review has been carried out by the statutory auditors of the Company as per clause 41 of the listing agreement with stock exchanges.

By and on behalf of the Board

D. Bhattacharya
Managing Director

Place : Mumbai
Dated: 30th April, 2008

ADITYA BIRLA GROUP

PRESS RELEASE

30 April 2008

Hindalco Industries Limited
Q4 FY 2007-2008 Results

Revenues	Rs.	5,010 crores
PAT	Rs.	1,077 crores

(In Rs. crores)	Quarter ended 31-Mar-08	Quarter ended 31-Mar-07	Year ended 31-Mar-08	Year ended 31-Mar-07
Net sales and operating revenues	**5010.2**	**4748.9**	**19201.0**	**18313.0**
Other income	144.2	123.3	492.9	370.1
EBITDA	**940.9**	**1173.2**	**3894.0**	**4385.1**
Depreciation	151.6	144.6	587.8	553.1
Impairment		13.0		85.0
Interest and financing charges	98.8	57.7	280.6	242.4
Profit before tax	**690.5**	**957.9**	**3025.6**	**3504.6**
Provision for taxes	154.2	236.6	705.4	940.3
Adjustment for earlier years (Net)	540.7		540.7	
Net profit	**1077.0**	**721.3**	**2860.9**	**2564.3**
EPS	**8.78**	**7.32**	**24.51**	**25.52**

Hindalco Industries Ltd., the flagship company of the Aditya Birla Group, today announced its unaudited financial results for the quarter ended 31 March 2008 and FY08.

The company intends to publish the audited results along with consolidated results including Novelis at a later date. It may be mentioned that Novelis is SEC (Securities Exchange Commission, USA) registrant and is restrained from sharing any information with external parties before filing with SEC in USA.

The Scheme of Amalgamation between Indian Aluminium Company Ltd and Hindalco Industries Ltd has been approved by the High Courts of Judicature of Bombay and Kolkata. Further, the Scheme has been made effective by the Board of Directors of the Company on March 25, 2008. **Indian Aluminium Company, Limited, a subsidiary of the Company, has been amalgamated with the Company with effect from 1st April, 2007.**

Financials – Q4FY08

For the quarter ended March 31, 2008, the company achieved net revenues of Rs.5010 crores as compared to Rs. 4749 crores for the corresponding period in FY 07. The net profit before tax for the quarter is Rs. 691 crores vis-à-vis Rs. 958 crores in the corresponding period of the previous year.

These results need to be viewed in the perspective of a very challenging environment in which they were achieved when virtually all macro-economic factors turned adverse. Rupee appreciation, duty cut, TcRc fall and unrelenting inputs cost push squeezed margins at both ends.

The annual production was highest ever in both Aluminium and Copper businesses. However the higher production and sales volumes could not be translated into higher realizations and profit margin was marginally lower.

A 10% rupee appreciation, 2% lower Aluminium LME, 42% lower Tc/Rc in Copper and soaring international crude prices have eroded margins. This was mitigated to some extent by sweating capacities, improving realization through an enriched product/market mix, and improving plant efficiencies.

The pronounced strengthening of the Indian Rupee vis-à-vis the US dollar adversely impacted both domestic and export realizations in Q-o-Q and Y-o-Y periods. LME was very volatile and started strengthening towards end of the year; however the average cash LME for year was marginally lower than previous year. Significant higher production from our brownfield expansions of both Copper and Aluminium businesses drove increasing sales volumes in quarter on quarter in all four quarters of FY08.

Of the total revenues of Rs. 5010 crores, the aluminium business contributed Rs. 1856 crores. Aluminum metal sales volume rose by 7% along with higher proportion of value added products.

The profit before interest and tax for aluminium business was at Rs. 545 crores as against Rs. 790 crores in the corresponding quarter in the previous year.

The copper business revenues stood at Rs.3155 crores driven by higher sales volumes and an enriched product mix. The profit before interest and tax was Rs. 171 crores against Rs. 137 crores in the corresponding quarter previous year.

As mentioned earlier, a 42% lower TcRc and lower duty differential severely affected the copper business. Regardless, business managed to maintain margins on the back of a very strong performance in the fourth quarter. Higher volumes, better plant efficiencies across the board, enhanced by-product/market mix were the drivers.

FY 2008 Performance

The total revenue for the year at Rs. 19201 crores reflected a growth of 5% over last year. EBITDA at Rs. 3894 crs fell by 11% inspite of higher sales volume, due to lower realization and higher cost due to inflationary pressures.

Aluminium business revenue was Rs. 7145 crores against Rs. 7344 crores in the previous year, while PBIT dropped by 17% from Rs. 2929 crores to Rs. 2423 crores. Copper revenue grew by 10% from Rs. 10978 crores to Rs. 12066 crores, while PBIT saw a marginal drop of 3% from Rs. 517 crores to Rs. 503 crores Hindalco continues to be the market leader in both Aluminium and Copper.

Adjustment for earlier year (net) under tax expenses includes write back of provision for tax resulting from change in estimation of tax liability on progress in tax assessments.

Dividend

The board shall consider recommendation of dividend for FY08 at the time of approval of audited accounts.

Operational Review

Aluminium

All the aluminium plants operated at consistently high capacity utilization leading to the highest metal production in a year. Brownfield expansions resulted in increasing metal production by 7%. The downstream assets purchased in the last two years worked to full potential, in addition to consistent production from other plants. Production of value added products (VAP) viz. Rolled products and Extrusions production increased by 2 per cent and 13 per cent respectively. Alumina production was marginally less than last year predominantly due to the hooking of existing alumina refinery with commissioning of new equipment for the brownfield Muri expansion.

Production	Units	Q4 FY08	Q4 FY07	Year ended 31 Mar 2008	Year ended 31 Mar 2007
Alumina	MT	303,928	296,411	1,192,709	1,198,658
Primary metal	MT	121,329	114,334	477,726	442,685
Wire rods	MT	17,892	16,948	71,814	68,998
Rolled products	MT	40,794	48,322	215,198	211,088
Extruded products	MT	10,371	9,525	43,315	38,282
Foils*	MT	6,542	6,144	27,645	25,699
Wheels	Nos.	46,549	45,193	174,069	196,621
Power	MU	2,215	2,074	8,630	8,315

*Foil Production for the current year includes production from Indian Aluminium Company, Ltd, which is merged with Hindalco from April 01, 2007.

Copper

Copper cathodes and CC rods production increased by 12% and 28 % respectively on YoY basis on the back of the ramp up of the Copper-III smelter and consistent production from smelter-I. **The copper production is also highest ever.** The operations at copper smelter –II continue to be suspended.

Production	Units	Q4 FY08	Q4 FY07	Year ended 31 Mar 2008	Year ended 31 Mar 2007
Copper Cathodes	MT	87,134	81,460	323,883	290,425
CC Rods	MT	35,932	30,076	139,833	109,038

Expansion projects

Muri

The expansion of the Muri Alumina refinery from 110,000 tpa to 450,000 tpa is under commissioning in a phased manner. The entire steam and power requirement is being met by the new captive power plant. The production from the expanded facility is being ramped up progressively and has reached 180,000 tpa now. It will reach its full capacity during the year.

Hirakud

Phase II of the expansion of the smelting capacity from 100,000 tpa to 143,000 tpa is on track. Its capacity has touched 110,000 tpa in Q4' FY08 and will scale upto 143,000 tpa by July'08. The scaling up of the power generation capacity from 267.5MW to 367.5MW is complete and all units have been commissioned.

Belgaum

The allotment of the lease for bauxite mines for expanding the alumina refinery capacity at Belgaum, Kamataka from 350 ktpa to 650 ktpa is still awaited.

Aditya Aluminium, the integrated aluminium project, encompassing 1-1.5 million tpa alumina refinery, 260,000-359,000 tpa aluminium smelter and 750-900 MW captive power plant is progressing as planned. The major portion of the total land required for the project has been acquired. Environmental clearances have been obtained for Smelter, the Captive Power Plant (CPP) and the Alumina refinery. The forest clearance for small areas of land is awaited. The water drawal agreement has also been finalized. Construction power is already in place, the regulatory clearances have been obtained for transmission lines for operation power. The Smelter is expected to be commissioned by March, 2011 and the refinery by May, 2011. The technology contracts for the Smelter and Alumina have been finalized with Aluminium Pechiney and Alcan respectively.

Mahan Aluminum project with a smelter capacity of 359 ktpa and CPP of 900 MW is on schedule. The land acquisition for the project is underway. The Company has been allotted a coal block in a JV with the Essar group for the coal requirement of the CPP. Preliminary environmental clearances have been obtained. The power connectivity for commencing construction has been approved. The Water resource department has provided the necessary facilities as well. The production of coal is likely to start by Oct'09. The technology contract for the Smelter has already been finalized with Aluminium Pechiney. The Smelter is expected to roll on by September 2012.

Latehar

For the Latehar project with a smelter capacity of 359 ktpa and CPP of 900 MW, Tubed Coal mine has been allotted jointly with Tata Power. Preliminary Environmental clearances have been obtained. Land acquisition is in progress. Power for construction activity is sanctioned. The technology contract for Smelter has already been finalized with Aluminium Pechiney. The approximate date of commissioning is September 2013.

Utkal

Construction of Utkal Alumina Refinery with a capacity of 1.5 MTPA is currently underway. The company has acquired the land for the plant and other facilities. The Basic engineering packages have already been received from Alcan (technology supplier). Most of the major packages have been ordered. Detailed Engineering for the main plant area is almost complete. The civil works for Alumina refinery and Captive Power Plant is in progress. Bauxite mining activities will start by March 2009. The commissioning of the Plant is expected by March 2010.

Hindalco Almex Aerospace Limited

This joint venture company for manufacture of high strength aluminium alloys for applications in the aerospace, sporting goods and surface transport industries is at an advanced stage of

implementation. Key equipments have arrived at site and are under installation. The project is slated to be completed by July'08

Industry outlook

Aluminium

Global primary aluminium consumption has witnessed a strong growth of 9.3 % from FY07 to FY08. China is the strongest driver of the demand as the metal grew at 30.0 %, in this period, but due to winter storms in China the last quarter had disruptions in power supply leading to a drop in production levels. Demand from Latin America is being driven by strong activity in can, transport and construction markets. In Europe, underlying demand in the automotive, aerospace and packaging markets remained firm. Power supply problems in South Africa will reduce the output by 120,000 tons in 2008.

Copper

China is still expected to grow by 11% in 2008 while prospects remain good for other countries like India, Brazil and Russia. However the concern is rising inflation. The market is expected in near balance and not significant movement in prices.

As the concentrate market is expected to remain in deficit, TC/RC may remain low. However smelters are able to absorb low TC/RC due to substantial increase in sulphuric acid prices.

Company outlook

The adverse macro-economic factors will continue to impact the business. The reasonable forecasting of these adverse trend and remedial steps taken in face of the emerging challenges would continue to help contain the adverse impact. Enhanced asset productivity and containment of input cost along with effective working capital management to maximise free cash flow will be the major growth drivers

Domestic consumption growth for both Aluminium and Copper augers well for Hindalco, which has embarked on the growth plan through low cost greenfield projects.

END